Exhibit 2.5

ARRANGEMENT AGREEMENT AMENDMENT

THIS AMENDMENT (this “Amendment”) is made as of June 8, 2026.

BETWEEN:

VIREO GROWTH INC., a corporation incorporated under
the laws of the Province of British Columbia

(the “Purchaser”)

AND:

FLUENT CORP., a corporation incorporated under the laws of the
Province of Ontario

(the “Company”, and together with the Purchaser, the “Parties”).

WHEREAS:

A.

On April 29, 2026, the Parties entered into an arrangement agreement (the “Arrangement Agreement”), pursuant to which, and subject to the conditions set out in the Plan of Arrangement attached thereto (the “Plan of Arrangement”), the Purchaser agreed to acquire all of the issued and outstanding shares of the Company under a court approved arrangement under Section 182 of the Business Corporations Act (Ontario) (the “Arrangement”);

B.

On May 29, 2026, the Purchaser’s shareholders authorized a resolution to permit the Purchaser Board to proceed with a share consolidation of the Purchaser Shares on the basis of not less than 20-for-1 and not more than 40-for-1 with the exact ratio of the share consolidation to be determined by the Purchaser Board and on June 1, 2026, the Purchaser Board approved the share consolidation ratio of 30-for-1, such share consolidation of the Purchaser Shares effective at market open on June 5, 2026 (the “Consolidation”);

C.

As a result of the Consolidation and in accordance with Section 2.16 of the Arrangement Agreement, the Consideration Shares to be paid per Company Common Share has been adjusted to provide to Company Shareholders the same economic effect as contemplated by the Arrangement Agreement and the Plan of Arrangement prior to the Consolidation;

D.

The Company and the Purchaser wish to enter into this Amendment to amend certain provisions of the Arrangement Agreement and the Plan of Arrangement, in accordance with Section 8.8 of the Arrangement Agreement and Section 6.1 of the Plan of Arrangement, as contemplated herein; and

E.	All capitalized terms used in this Amendment but not defined herein shall have the meaning attributed to such terms in the Arrangement Agreement.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby confirm, acknowledge and agree as follows:

Amendments to the Arrangement Agreement

1.	The definition of “Consideration Shares” in Section 1.1 of the Arrangement Agreement is hereby deleted in its entirety, and replaced with the following:

“Consideration Shares” means the Purchaser Subordinate Voting Shares to be issued to the Company Shareholders (other than Dissenting Shareholders) pursuant to the Arrangement, being 0.002351197 of a Purchaser Subordinate Voting Share for each Company Common Share (after conversion of all Company Proportionate Voting Shares and Company Non-Voting Shares into Company Common Shares pursuant to the Arrangement);

2.	The definition of “Consideration Shares” in Section 1.1 of the Plan of Arrangement is hereby deleted in its entirety, and replaced with the following:

“Consideration Shares” means the Purchaser Subordinate Voting Shares to be issued to the Company Shareholders (other than Dissenting Shareholders) pursuant to the Arrangement, being 0.002351197 of a Purchaser Subordinate Voting Share for each Company Common Share (after conversion of all Company Proportionate Voting Shares and Company Non-Voting Shares into Company Common Shares pursuant to the Arrangement);

3.	Section 4.3 (No Fractional Purchaser Subordinate Voting Shares) of the Plan of Arrangement is hereby deleted in its entirety, and replaced with the following In no event shall any holder of Company Shares be entitled to a fractional Purchaser Subordinate Voting Share. Where the aggregate number of Consideration Shares to be issued to a Company Shareholder under this Plan of Arrangement would result in a fraction of a Purchaser Subordinate Voting Share being issuable, the number of Purchaser Subordinate Voting Shares to be received by such Company Shareholder shall be rounded down to the nearest whole Purchaser Subordinate Voting Share without any additional compensation.

General Matters

4.	Except for the amendments contemplated in this Amendment, no other amendments to the Arrangement Agreement or the Plan of Arrangement will be made by the Parties pursuant to this Amendment, and the Arrangement Agreement and the Plan of Arrangement shall otherwise remain in full force and effect on identical terms and conditions.
5.	This Amendment may be executed and delivered in any number of counterparts (including by electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.
6.	This Amendment shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Amendment and waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts.
7.	This Amendment is binding upon and will enure to the benefit of each Party and its respective successors and permitted assigns.

[Signature page follows]

IN WITNESS WHEREOF the Parties have executed this Amendment as of the date first written above.

VIREO GROWTH INC.
By:	/s/ Tyson MacDonald
	Name:	Tyson MacDonald
	Title:	Chief Financial Officer

FLUENT CORP.
By:	/s/ David Vautrin
	Name:	David Vautrin
	Title:	Interim Chief Executive Officer